THIS INSTRUMENT AND THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT.

FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" (WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT), AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF THE INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO THE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SOMA FINANCE, INCORPORATED
430 Park Avenue, 19th Floor
New York, New York 10022
PREFERRED EQUITY SECURITY TOKEN SUBSCRIPTION AGREEMENT
UNDER SEC REGULATION CROWDFUNDING

The undersigned (the "**Investor**") represents and understands that SOMA Finance, Incorporated, a Corporation incorporated in Delaware, (the "**Company**"), is offering up to 2,000,000 shares of its Series A Preferred as digital security tokens (the "**Digital Security Tokens**"), for $2.50 per token (the "**Subscription Price**") in a Regulation CF offering (the "**Offering**") subject to Issuer's Form C SEC filing (the "**Form C**") and the Issuer's offering memorandum, (the "**Offering Memorandum**") (collectively, the Offering Memorandum together with Form C, are the "**Offering Statement**"), each as may be amended. The Investor further understands that the Offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**"), or any securities law of any state of the United States or any other jurisdiction.

1. **Definitions**.

    a. "**Blockchain Gas**" is the fee required to successfully conduct a transaction or execute a contract on a blockchain platform.

    b. "**Digital Security Token**" is a cryptographic software token that represents a share of equity or membership interest in the Company as defined in the Offering Statement.

    c. "**EDGAR**" (Electronic Data Gathering, Analysis, and Retrieval) is an online public database from the U.S. Securities and Exchange Commission (the "SEC").

    d. "**Escrow Agent**" is a qualified third party that keeps custody of funds received from the sale of Digital Security Tokens in an escrow account until the Offering is successfully completed.

    e. "**Financial Statements**" means an income statement, balance sheet, statement of stockholder's equity, and a statement of cash flows, in each case as of the end of each fiscal year of the Company.

    f. "**Intermediary**" is Akemona, Inc.

    g. "**Majority Investors**" are persons or entities that own and control more than 50% of the Company's outstanding shares.

    h. "**Maximum Offering Amount**" shall mean the maximum amount equal to or more than Target Offering Amount and less than or equal to $5,000,000 that the Company will accept in this Offering. Maximum Offering Amount for this Offering is $5,000,000.

    i. "**Minimum Investment Amount**" is the minimum amount an investor must invest to participate in the Offering. Minimum Investment Amount is $15,000.

    j. "**Offering**" means the Company's shares issued and sold as Digital Security Tokens under Regulation CF.

    k. "**Order Total**" of the investment order is the amount invested by the **Investor** during the purchase of Digital Security Tokens. The Order Total must be equal to or greater than the Minimum Investment Amount. Order Total is paid by the Investor in US dollars or an equivalent amount in USDC stablecoin. Order Total does not include Transaction Charges.

    l. "**Original Purchase Payment Amount**" is the sum of Order Total and Transaction Charges.

    m. "**Platform**" is the website, software, mobile app, content, and services used by the Intermediary for the offer and sale of securities in reliance on Regulation CF.

    n. "**Purchase Date**" is the date on which the Investor approves to pay the Order Total.

    o. "**SEC**" is the United States Securities and Exchange Commission.

    p. "**Subscription Close Date**" is March 31, 2024. The subscription for the securities of the Company will close on this date. If the Target Offering Amount is reached before the Subscription Close Date, the Company may decide to close the offering in a single close or a series of multiple rolling closes before the Subscription Close Date after giving 5 business days' notice to the **Investor**. If the subscription is closed early, the date on which the subscription is closed will be the Subscription Close Date under this Agreement.

    q. "**Subscription Open Date**" is January 10, 2024. The subscription for the securities of the Company opens on this date.

r. "**Subscription Period**" is the period between the Subscription Open Date and the Subscription Close Date.

s. "**Subscription Price**" of each Digital Security Token is $2.50.

t. "**Target Offering Amount**" is the minimum amount that must be raised by the Company in the Offering. If the sum of the amounts raised from the sale of Digital Security Tokens in the Offering does not equal or does not exceed the Target Offering Amount at the Subscription Close Date, investments will be canceled, and all the Digital Security Tokens sold under this Agreement will be refunded to the Investor at their Original Purchase Payment Amount reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. Target Offering Amount is $15,000. Once the Offering reaches the Target Offering Amount, the Company may elect to hold an initial Closing and continue to raise funds to the Maximum Offering Amount. The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

u. "**Transaction Charges**" include fees charged for payment processing by credit card, bank, and escrow company. Additionally, investor identity verification and blockchain gas fees charged by the blockchain are included. These charges are incurred at the time the transaction for the purchase of Digital Security Tokens under this agreement is executed.

v. "**Transfer Agent**" for this Offering is SOMA Finance, Incorporated.

w. "**USDC**" or "USD Coin" means an ERC-20 cryptographic digital token, based on the standards created by Centre.io and issued by Circle Internet Financial Limited, Coinbase, or other money transmitters, having value at all times of approximately one ($1.00) United States Dollar.

This Subscription Agreement (this **"Subscription Agreement"**) relates to the Investor's agreement to irrevocably purchase Digital Security Tokens in the amount set forth on the Intermediary's portal page, to be issued by the Company, subject to the terms, conditions, acknowledgments, representations, and warranties stated herein and in the Offering Statement for the sale of the Digital Security Tokens, as the same may be supplemented or amended (collectively, the "Offering Statements"). Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Statements.

Investor understands that if Investor wishes to purchase Digital Security Tokens, Investor must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Statements and on the Intermediary's portal page for this Offering. Investor understands that the purchase price of each Digital Security Token is $2.50.

2. **Basic Terms.**

    a. The Digital Security Tokens issued under this agreement are part of an offering by the Company having an aggregate amount not exceeding $5,000,000 and issued in a series of multiple closings to certain persons and entities (collective, the "Investors"). The Company shall maintain a ledger of all Investors.

    b. If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of Digital Security Tokens and the Escrow Agent will refund to Investors the Subscription Price of each Digital Security Token and fraction thereof reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. No Transaction Charges will be refunded.

c. The Company has the sole right, in its complete discretion, to accept or reject this subscription of Digital Security Tokens by the Investor, in whole or in part, for any reason. The subscription shall be deemed to be accepted by the Company only when the Investor has received confirmation of transaction notice from the Intermediary upon close of the Offering. Subscriptions need not be accepted in the order received, and the securities may be allocated among subscribers.

3. **Representations, Warranties, and Covenants of the Company**. In connection with the transactions provided herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation or limited liability company duly organized, validly existing, and in good standing in its state of organization and has all requisite power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. All corporate action has been taken on the part of the Company, its officers, directors, and equity-holders necessary for the authorization, execution, and delivery of this Agreement. The Company has taken all actions required to make all the obligations of the Company reflected in the provisions of this Agreement the valid and enforceable obligations they purport to be, and this Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, and certain representations and activities of the Intermediary, the offer, sale, and issuance of the Digital Security Tokens in the Offering are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict, or breach in any material respect of any provision of the Company's current Certificate of Incorporation, bylaws, or Operating Agreement, as applicable, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule, or regulation applicable to the Company.

e. **Valid Issuance of Securities**. Any securities issued, sold, and delivered to the Investor in compliance with the provisions of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, will be free of any restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information, and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works, or other proprietary rights or processes of any other person.

a. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Company.

b. **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any of its officers, directors (or any person occupying a similar status or performing a similar function), or beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power ("Company Covered Person") is subject to any of the "bad actor" disqualifications described in §227.503 Disqualification Provisions of SEC Regulation CF under section 4(a)(6) of the Securities Act of 1933 as amended. To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event.

c. **Use of Proceeds**. The Company shall use the proceeds from the sale of Digital Security Tokens for the operations of its business, and not for any personal, family, or household purpose.

4. **Representations, Warranties, and Covenants of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Agreement constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Agreement is issued to Investor in reliance upon Investor's representation to the Company that the Digital Security Tokens under this Agreement will be acquired for investment for Investor's own account. Further, Investor represents and warrants to the Company that he or she is a resident of the state listed in the address on such Investor's signature page hereto or otherwise provided to the Intermediary, or if such Investor is an entity, that the principal place of business of such Investor is in the state listed in such address.

c. **Required Information**. The Investor understands that the Offering is being made pursuant to Section 4(a)(6) of the Act and Regulation CF under the Act. An offering statement covering the Offering has been filed with Form C in the SEC's EDGAR system by the Company. The Investor acknowledges that the Investor has received the Offering Documents and all the information necessary or appropriate for deciding whether to invest in the Digital Security Tokens issued under this Agreement, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offering and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Ability to Bear Economic Risk**. The Investor acknowledges that investment in Digital Security Tokens involves a high degree of risk, and represents that the Investor is able, without materially impairing the Investor's financial condition, to hold Digital Security Tokens for an indefinite period and to suffer a complete loss of the investment.

e. **Registration with the Transfer Agent**. Any person purchasing or accepting any interest in Digital Security Tokens under this Agreement shall be deemed to agree to and shall be bound by all the provisions of this Agreement. Upon sale or transfer of Digital Security Tokens, the person purchasing or accepting the interest in Digital Security Tokens under this Agreement, if not registered with the Transfer Agent, must register with the Transfer Agent by providing their name, address, email, phone number, proof of ownership and any other information required by the Transfer Agent to complete the transfer of securities in compliance with the SEC regulations. The Intermediary automatically registers the ownership of Digital Security Tokens when purchased from the Akemona Platform during the Subscription Period and provides the registration information to the Transfer Agent.

f. **Compliance with Laws**. The Investor shall comply with all the applicable laws and regulations in effect in any jurisdiction in, or from, which the Investor purchases the Digital Security Tokens and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject, or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

g. **Reliance on Advice**. The Investor has received and reviewed a copy of the Offering Statement and Form C for the Offering. With respect to the information provided, Investor is not relying on the advice or recommendations of the Company, the Agents, or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate. The Investor confirms that it is not relying on any communication, written or oral, of the Company, Intermediary, or any of their respective affiliates, as investment advice or as recommendation to purchase the Digital Security Tokens. It is understood that information and explanations related to the terms and conditions of the Offering provided in Form C or otherwise by the Company, Intermediary, or any of their respective affiliates shall not be considered investment advice or recommendation to purchase the Digital Security Tokens and that neither the Company, Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Digital Security Tokens.

h. **Cancellation of Offering**. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the Subscription Close Date. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Subscription Price of the Digital Security Tokens (reduced by the amount of bank fee charged by the bank or payment processor for processing the refund) purchased by the Investor under this agreement, without interest thereon, to the Investor. No Transaction Charges will be refunded.

i. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities, or made any finding or determination concerning the fairness or advisability of this investment.

j. **No Public Market**. The Investor acknowledges that no public market now exists for the Digital Security Tokens purchased hereby and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

k. **Cancellation of Purchase**. The Investor has up to 48 hours prior to the Subscription Close Date to cancel the purchase and get a refund of the Subscription Price reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. No Transaction Charges will be refunded.

l. **Payment of Transaction Fee "Gas" on Blockchain**. The Investor understands that the Investor will be responsible for paying all the costs or mining fee, known as "gas", related to the processing of their transactions on the blockchain. This cost is paid by the Investor in Ether or MATIC through their digital wallet on the blockchain. The Investor must pay for "gas" for sending, approval, cancellation, reconfirmation, redemption, and transfer of Digital Security Tokens.

m. **Restrictions on Transfer or Sale of Securities**. The Investor understands that the Digital Security Tokens are restricted from transfer for a period of one year from the Subscription Close Date under Section 227.501 of SEC Regulation CF unless the Digital Security Tokens are transferred (i) to the Company; (ii) to an accredited investor; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The Investor acknowledges that he, she, they or it will not sell, assign, pledge, give, transfer, or otherwise dispose of the Digital Security Tokens or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of SEC Regulation CF.

n. **Risks**. The Investor has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of the Digital Security Tokens and is able to bear the risks thereof. The Investor understands that the Digital Security Tokens and participation in the Offering involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Platform will not function as intended. The Investor understands and expressly accepts that the Investor has not relied on any representations or warranties made by the Company outside of this instrument, including but not limited to, conversations of any kind, whether through oral or electronic communication or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY OR INTERMEDIARY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

o. **Foreign Investors.** If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")), the Investor hereby represents that the Investor has satisfied itself as to the full observance of the laws of the Investor's jurisdiction in connection with the purchase of Digital Security Tokens, including (A) the legal requirements within the Investor's jurisdiction for the purchase of the Digital Security Tokens, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Digital Security Tokens. The Investor's subscription, payment for, and continued beneficial ownership of Digital Securities Tokens will not violate any applicable securities or other laws of the Investor's jurisdiction.

p. **Forward-Looking Statements.** With respect to any forecasts, projections of results, and other forward-looking statements and information provided to the Investor, the Investor acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

5. **Miscellaneous.**

   a. **Investor Rights**. In reliance on SEC Regulation CF, at the end of each fiscal year, the Company shall post the Financial Statements on the website location described in its Form C and Offering Documents. Such Financial Statements shall be in reasonable detail and prepared on a consistent basis. Notwithstanding anything to the contrary in this Section, the Company shall not be obligated under this Section 5a to provide information that (i) it deems in good faith to be a trade secret or highly confidential information or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

   b. **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Agreement without the prior written consent of the Majority Investors.

   c. **Counterparts; Manner of Delivery.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act (UETA), or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

   d. **Governing Law**. This Agreement shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   e. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be by email sent to the Investor's email address registered with the Intermediary or the transfer agent and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

   f. **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   g. **Escrow Procedures**. No investor funds shall be released from escrow until the Target Offering Amount is met for the Offering. The Target Offering Amount must be met on or before the Subscription Close Date for funds to be released from the escrow to the Company.

   h. **Entire Agreement; Amendments and Waivers**. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Digital Security Tokens with the Agreement to each Investor are separate sales. Nonetheless, any term of the Agreement may be amended and the observance of any term of the Agreement may be waived (either generally, and in a particular instance, either retroactively or prospectively), with the written consent of the Company and Majority Investors, provided that no amendment that adversely affects the economic rights of a holder of Digital Security Tokens will be effective against that holder except with his, her, their or its consent. Any waiver or amendment effected in accordance with this Section 5h shall be binding upon the Company and each current and future holder of a Digital Security Token purchased in the Offering.

6. **Dispute Resolution**.

   a. **General Rule**. Any dispute under this Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following of the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

   b. **Appeal of Award**. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Subscription Procedure**. Each Investor, by providing his or her name and the payment of the Original Purchase Payment Amount, confirms such investment through the Platform and has signed this Agreement electronically. The Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Agreement. By confirming, the Investor consents to be legally bound by the Agreement's terms and conditions, and to the terms and conditions of subscription established by the Platform.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first agreed and accepted by the Company as written below.

AGREED AND ACCEPTED
Investor:
Signature:
Name:
Email:
Address: Date:

COMPANY: SOMA FINANCE, INCORPORATED
Signature: /s/ William B. Heyn
Name: William B. Heyn
Title: Co-Chief Executive Officer
Date: